July 1, 2005

VIA EDGAR TRANSMISSION

Ms. Kathy Collins
Accounting Branch Chief
Division of Corporation Finance, Room 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Zix Corporation Registration Statement on Form S-3 Filed April 26, 2005 File No. 333-120548

Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File No. 0-17995

Dear Ms. Collins:

     This letter sets forth the responses of Zix Corporation to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 28, 2005 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K

Consolidated Financial Statements
Note 10. Notes Payable
Convertible Promissory Note

SEC Comment:

1. We note your response to comment number 4 of our letter dated June 13, 2005. Provide us with your calculations that include the Company’s preliminary conclusions and relevant amounts and provide the final entries used to record this transaction in your June 30, 2005 financial statements. Your response implies that the Company believes the terms of the new debt instruments are not substantially different from the original debt instrument. Please confirm and ensure that your analysis supports the Company’s determination.

Company Response:

We confirm that our analysis supports our conclusion that the terms of the new debt instruments are not substantially different from the original debt instrument. Per EITF 96-19 a restructured debt instrument is considered “substantially different” if the present value of the cash flows under the terms of the restructured debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. Using the methodology outlined in EITF 96-19 the Company’s calculations confirm that the present value of cash flows of the restructured terms are 3.9% higher than the present value of remaining cash flows of the original debt instrument. The discount rate used in the present value calculations is the effective interest rate of the original debt instrument excluding the impacts of financing costs. Therefore, the restructuring will be treated as a modification of the notes payable rather than an extinguishment of the original debt and issuance of new notes.

As discussed in the phone conversation on June 30 between the Commission staff and the Company, in accordance with its customary practice, the Company will use an independent, third party valuation firm to re-value the warrants in order to finalize the amounts that will be recorded to account for the warrants and the beneficial conversion features of the modified debt. Therefore, the final entries are not available at this time, although the Company has made a preliminary estimate of the valuation as indicated below. The valuation process, originally scheduled by the Company’s accounting staff to be completed in connection with the finalization of the Company’s 2nd quarter financial results, has been initiated and is expected to be concluded by July 15 (but not later than July 31, 2005). Also, as discussed in the June 30 phone conversation referenced above, the Company will amend the pending Form S-3 in order to more fully disclose the potential financial impact of the restructuring. The Company proposes adding language to the following effect to the pending Form S-3:

“The restructuring of the convertible notes will be treated as a modification of the notes payable rather than an extinguishment of the original debt and issuance of new notes. The financial impact of the restructuring of the convertible notes is currently under review and pending a third party valuation. However, we anticipate that amounts will be reclassified from notes payable to additional paid in capital to account for the additional values to be assigned to the warrants and the existence of beneficial conversion features in the modifications to the notes payable and the resulting additional discounts on the modified notes payable. We currently estimate the total reduction of notes payable for the additional debt discounts and the additional paid-in capital will be in the range of $2,000,000 to $4,000,000. The majority of this additional debt discount will be amortized to interest expense in 2005 since the beneficial conversion feature expires on December 31, 2005. Also, we currently estimate that the 5% premium on the two installments as modified will result in an additional $500,000 accreted to interest expense in 2005. The final accounting treatments and values allocated to warrants and the beneficial conversion features are pending valuation and final review and approval.”

     If you have any questions to the above responses, please do not hesitate to contact the undersigned at (214) 370-2219.

Very truly yours,
Zix Corporation

By: Ronald A. Woessner,
Sr. Vice President and General Counsel

cc:	Adam F. Halper, Division of Corporation Finance Mr. Mark P. Shuman, Branch Chief — Legal